Exhibit 3

Rio de Janeiro, March 29, 2017.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Attn.:  Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

            Mr. Guilherme Rocha Lopes

            Director of Corporate Monitoring – 2

c/c

emissores@bvmf.com.br

Re.: Official Letter No. 115/2017/CVM/SEP/GEA-2

Request for clarifications with respect to the news.

Dear Sirs,

We make reference to Official Letter No. 115/2017/CVM/SEP/GEA-2 (“Official Letter”), copy attached herein, which requests that Oi S.A.—In Judicial Reorganization (“Oi” or “Company”) make clarifications with respect to the News published on March 28, 2017, titled “Oi Plan is Poorly Received by the Government” (“Plano da Oi é mal recebido no governo”), to clarify the following.

First, it should be clarified that the Board of Directors meeting held on March 22, 2017, in which the basic conditions for the changes to the Plan were discussed and approved, was attended by Anatel’s representative, pursuant to item d.1 of Anatel Agreement No. 3/2017/CD, as has been the case regularly.

As a regulated entity, the Company has constant dialogue with Anatel on issues that may be material. There was no refusal by the Agency to schedule a meeting requested by Oi.

Oi clarifies as well that the material information with respect to the Board of Directors meeting held on March 22, 2017, that is, the basic conditions of the changes to the Plan, was made public through a Material Fact dated March 22, 2017.

Debates between the board members present at the meeting are natural in a collegiate environment and, in addition, the resolution was adopted unanimously, except in relation to the percentage of the equity to be offered to the bondholders, where the directors chose to follow the analysis present by the company’s financial advisor. This information is included in the excerpt of the minutes regarding the approval of the adjustments to the Judicial Reorganization Plan, which will be released on this date, accompanied by the note read by Anatel’s representative at the meeting. The note of Anatel’s representative, attached to the excerpt disclosed herein, reproduces general rules provided for in the General Telecommunications Law and Anatel’s performance as a regulatory body, pursuant to law.

Finally, the Company is unaware of the veracity of the other facts reported in such notice with respect to possible reactions to the basic conditions for the changes to the Judicial Reorganization Plan already disclosed.

Oi makes itself available for further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins
Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

Official Letter No. 115/2017/CVM/SEP/GEA-2

Rio de Janeiro, March 28, 2017.

To:

MR. RICARDO MALAVAZI MARTINS

Investor Relations Officer of

OI S.A. – IN JUDICIAL REORGANIZATION

RUA HUMBERTO DE CAMPOS, 425 – 8TH FLOOR    LEBLON

CEP 22430190    RIO DE JANEIRO    RJ

TEL 21  31312918

E-MAIL: INVEST@OI.NET.BR

Subject: Request for clarifications with respect to news.

Dear Sir,

1.                  We report on the news published on March 28, 2017 in the newspaper Valor Econômico, titled “Oi plan is poorly received by the government” (“Plano da Oi é mal recebido no governo”) which contains the following information:

“Oi’s new reorganization plan was considered timid and insufficient by the government. Because of this, the possibility of an intervention in the telephone operator continues to be very strong, according to authorities in the telecommunications sector. ‘It was only for the Portuguese to see,’ joked President Michel Temer about the plan, which was approved last week by the company’s board of directors. He was referring to the presence of the Portuguese Pharol in the company’s controlling block and showed disbelief at the prospect of the creditors approving the proposal.

At least three names were circulating in the market to lead a possible intervention. The betting exchange included the names of two ex-directors of the National Telecommunications Agency (Agência Nacional de Telecomunicações—Anatel): Antonio Carlos Valente, ex-president and current board member of Telefônica Vivo; and Jarbas Valente, currently in the management of Telebras; and the consultant Ronaldo Sá, responsible for the intervention in Companhia Riograndense de Telecomunicações (CRT), in the early 2000s.

As Valor reported last week, the regulatory agency has already chosen an executive of the sector, who was invited and accepted the task. The name of such individual, however, is kept under lock and key by the government.

Antonio Valente preferred not to comment on the matter. Sá, who stated that he had not received any formal invitation, reacted with humor: ‘Look, at 75 years old, I would have to first ask my cardiologist.’ Jarbas Valente, of Telebras could not be reached at the time of publication.

The Minister of Communications, Gilberto Kassab, affirmed yesterday that,’in the next few days,’ we will know the provisionary measure paving the way for a government action with respect to the carrier. According to him, the idea of a provisionary measure is ‘solely and exclusively to seal the legal framework which enables the intervention.’

‘The government needs to publish a provisionary measure because, even I have said, from the beginning, that we need to prepare for an intervention [in Oi]. The government does not want an intervention and will be flexible in order for there to be a solution in Oi’s case, a market solution, by the company itself, that creates a very competitive position. However, the government cannot allocate resources, on principle and because it does not have [resources for that],’added Kassab, after a meeting with a collegue from Fazenda, Henrique Meirelles.

‘I can affirm that, as of now, Anatel is prepared to intervene. It is an obligation of the government. We have two thousand municipalities in which Oi operates exclusively. Thus the government has a responsibility to these municipalities that their services are not stopped,’ said the minister.

Antonio Carlos Valente, Jarbas Valente and Ronaldo Sá are the biggest bets in the market to lead an intervention in the company.

In the government’s analysis, the plan, which was recently approved by Oi’s board members, attempts to shield the current Shareholders from any loss and appears to be unpalatable for the creditors, which need to approve the plan for the reorganization plan to be viable. The company’s representatives even asked to meet with the Anatel summit on Friday to explain details of the plan. Anatel did not receive them.

The financial debt is cut from R$48 billion to R$25 billion, and the creditors assume 25% of the company’s equity. In 2020, if the company is not in a position to pay a R$3.9 billion maturity, the debt will fall to R$21 billion, as the remainder will convert to equity, giving creditors a total of 38% of the telecom.

At Oi’s board of directors meeting last Wednesday, the observer appointed by Anatel to attend the company’s board of directors meetings broke his normal silence and made a tough warning about the consequences of a delay in the approval of a credible plan, Valor discovered. The text, read at the meeting, was circulated amongst the directors of the regulatory agency.

The government believes that the warning was important to draw the attention of the board members to the fact that the government is disposed to intervene in the operator, should there not be a fast agreement with the creditors.

Oi’s new reorganization plan was only approved by the members elected by Pharol and the fund Société Mondiale (of businessman Nelson Tanure); in other words, by the representatives of the two largest Shareholders. This group consists of seven out of the eleven participants.

The other four board members were in favor of the plan that the management had proposed, which contained a larger percentage of debt convertible into equity; the international creditors, representing half of the R$65 billion in debt facing judicial reorganization, would end up with between 30% and 60% of all shares.

In the group against the plan is the chariman of Oi’s board of directors, José Mauro Mettrau Carneiro, the selection of ex-controllers Andrade Gutierrez and La Fonte (Jereissati). The other three are independent members selected by BNDES, Marcos Duarte and Ricardo Reisen, and Thomas Cornelius Reichenheim, also elected by former owners. None of them are affiliated with the telecom’s Shareholders.

The votes with criticism were registered with the company. Valor learned that the minutes of this meeting will not be sent to the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários -  CVM ).” Emphasis added.

2.                  With respect to the information above, we require a statement from you regarding the veracity of the statements made in the news, especially with respect to the emphasized segments, and, if confirmed, an explanation as to the reasons why the company chose not to address this in a Material Fact, pursuant to CVM Instruction No. 358/2002.

3.                  In addition, should the information be verified, we emphasize that  the Company should put on the record of the Minutes of such meeting, to be filed with the CVM, the full dissenting votes and the transcript of the regulator’s statement, with the necessary details for correct interpretation by the market. If possible we suggest that the Company evaluate the convenience of filing this document before the deadline of March 31, 2017, considering the possibility of potential material facts and the obligations of ICVM 358/02.

4.                  The company’s response shall be made through the IPE System, Category: “Notice to the Market,” Type: “Clarifications on CVM/BOVESPA consultations,” Subject: “News published in the media.” The option to respond through a Notice to the Market does not preclude the CVM from possibly establishing liability for an untimely disclosure of a material fact, pursuant to CVM Instruction No. 358/02.

5.                  We emphasize that, under the terms of Article 3 of CVM Instruction No. 358/02, it is the responsibility of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock Exchange and organized over-the-counter market entity in which the securities issued by the company are admitted, any material act or fact occurring or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

6.                  We remind of the obligation under the sole paragraph of Article 4 of CVM Instruction No. 358/02 to request information from the directors and controlling shareholders of the company, as well as all other people with access to material acts or facts, to determine whether they have knowledge of information that should be disclosed to the market.

7.                  In accordance with the Superintendence of Corporate Relations, we warn that it will be up to this administrative authority, in its legal capacity and, based on item II, Article 9, Law No. 6,385/76, and  CVM Instruction No. 452/07, to determine the application of a fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for not responding to the present letter, also sent via e-mail, within 1 (one) business day.

Sincerely,